EX 99.15

Filed via EDGAR

July 12, 2011

William J. Kotapish, Esq.

Chief, Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

RE:	Separate Account I of National Integrity Life Insurance Company (811-04846)
New registration statement on Form N-4

Dear Mr. Kotapish:

Separate Account I of National Integrity Life Insurance Company (“National Integrity Separate Account I”) and National Integrity Life Insurance Company (collectively with National Integrity Separate Account I, “National Integrity”) are submitting herewith on Form N-4 a new registration statement under the Securities Act of 1933, as amended (“Securities act”), which is amendment number 75 to National Integrity Separate Account I registration number 811-04846.

National Integrity is filing this registration statement in connection with a request for a No-Action Letter sent to the Commission on June 28, 2011.  As explained in its request for a No-Action Letter, National Integrity intends to combine its two registered separate accounts, with National Integrity Separate Account I being the survivor.  National Integrity is therefore seeking to register in its Separate Account I the Pinnacle variable annuity that currently exists in Separate Account II of National Integrity Life Insurance Company (“National Integrity Separate Account II”) (file numbers 033-51126 and 811-07132).    After the consolidation, all subaccounts that support the Pinnacle variable annuity will remain intact, with the same unit values, and all terms of the Pinnacle contract will remain the same.  Thus, the enclosed registration statement is identical in all respects to the existing registration statement in National Integrity Separate Account II, but for the numeric reference to the separate account.

The current National Integrity Pinnacle variable annuity registration statement was recently reviewed by the staff of the Securities and Exchanges Commission (“SEC”) pursuant to a filing under 485(b)(1)(vii) of the Securities Act as a replica filing related to the Integrity Life Insurance Company Pinnacle filing under 485(a).  See Post-Effective Amendment No. 33 to file number 033-51268, filed on February 19, 2010 and related template request letter, also filed February 19, 2010.

National Integrity’s parent company, Integrity Life Insurance Company (“Integrity” and collectively with National Integrity, the “Companies”) filed a registration statement on behalf of Separate Account I of Integrity Life Insurance Company on Form N-4 today (amendment number 76 to Integrity’s registration number 811-04844), which is substantially identical in all material respects to this filing.

Upon the resolution of the comments of the SEC staff on Integrity’s filing, the Companies will make the same changes to this National Integrity filing.  The Companies believe this approach will result in the most efficient use of SEC and registrant resources.

In connection with the foregoing we acknowledge that: (i) the Companies are responsible for the adequacy and accuracy of the disclosure in their registration statements; (ii) the comments of the SEC staff, or changes to disclosures in the registration statements in response to the comments of the SEC staff does not foreclose the SEC from taking any action with respect to the registration statements; and

(iii) the Companies may not assert the comments of the SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments, please call me at (513) 629-1854 or e-mail me at rhonda.malone@wslife.com.

Sincerely,

/s/ Rhonda S. Malone
Rhonda S. Malone
Counsel – Securities

Copy:     Michael Berenson, Esq. via electronic mail